DOCUMENT CAPTURE TECHNOLOGIES, INC.
BOARD OF DRECTORS
COMPENSATION COMMITTEE CHARTER

Adopted December 17, 2009

Responsibilities

The Compensation Committee of the Board of Directors (the “Board”) of Document Capture Technologies, Inc. (the “Company”) will be responsible for overseeing and, as appropriate, making recommendations to the Board regarding the annual salaries and other compensation of the Board, the Company’s executive officers, the Company’s general employee compensation, and other policies, providing assistance and recommendations with respect to the compensation policies and practices of the Company.

In particular, the Compensation Committee will:

•
On an annual basis, without the participation of the Chief Executive Officer, (i) review and approve the corporate goals and objectives with respect to compensation for the Chief Executive Officer, (ii) evaluate the Chief Executive Officer’s performance in light of the established goals and objectives, and (iii) set the Chief Executive Officer’s annual compensation, including salary, bonus, incentive, and equity compensation.

•
On an annual basis, review and approve (i) the evaluation process and compensation structure for the Company’s other senior executives, and (ii) the Chief Executive Officer’s evaluation of the performance and his recommendations concerning the annual compensation, including salary, bonus, incentive, and equity compensation, of other company  executive officers, and (iii) the recruitment, retention, and severance programs for the Company’s senior executives, and (iv) review the compensation structure for the Board.

•	As appropriate, make recommendations to the Board with respect to executive incentive-compensation plans and equity-based compensation.

•	Assist the Board in developing and evaluating potential candidates for senior officer positions, including the Chief Executive Officer, and oversee the development of executive succession plans.

•	Review an annual report on executive compensation for inclusion in the Company’s proxy statement.

•	Review on an annual basis, or more frequently as the Compensation Committee may determine, the Board’s compensation and equity grants.

Compensation Committee Composition

The Compensation Committee shall be comprised of that number of independent directors as the Board appoints.  Independence of the members of the Compensation Committee shall have been affirmatively determined by the Board as defined by the SEC.

The Compensation Committee’s chairperson shall be designated by the full Board or, if it does not do so, the Compensation Committee members shall elect a chairperson by vote of a majority of the Compensation Committee.

Policies and Procedures

In carrying out its responsibilities, the Compensation Committee believes its policies and procedures should remain flexible in order to be able to best react to changing conditions.  The Compensation Committee will:

•	Investigate any matter brought to its attention within the scope of its duties.

•	Obtain the approval of the full Board of this Charter and review and reassess this Charter at least annually or as conditions dictate.

•	Meet in an executive session at least annually near the end of the Company’s fiscal year, and more frequently as circumstances dictate.

•	Be governed by majority vote of its members.

•	Report its actions and any recommendations to the Board after each Compensation Committee meeting and review its performance as a committee on an annual basis.

The Compensation Committee shall have the authority to obtain advice and seek assistance from internal and external legal, accounting and other advisors such as consultants and shall determine the extent of funding necessary for the payment of compensation to such persons.